UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Clal Insurance Goes Live with Sapiens L&P Solution

Sapiens completes complex legacy core pension system replacement and process modernization in just 15 months

Holon, Israel – May 13, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today the successful go-live of Sapiens solution at Clal Insurance – one of Israel’s leading insurance, pension and financial services group. The complex legacy system replacement and process modernization effort was successfully completed in just 15 months – on time and on budget.

The multi-million dollar effort was kicked off in late 2013 with the selection of the Sapiens solution, chosen in large part due to the system’s proven capabilities. Clal also had confidence in Sapiens’ abilities given the company’s technology, successful implementation, and insurance market experience. The project included development of the new system in an open environment, as well as the development of two new modules – Agents Commission and Claims Management.

The Sapiens team worked in close collaboration with Clal’s software organization, Clalbit, in the development and implementation of complimentary systems, such as a data warehouse and dashboard.

With the new Sapiens solution now in production, Clal insurance is effectively providing its 2,000 insurance agents with significantly increased automation and more efficient and streamlined processing. Members of the fund and agents are now able to easily access accurate information, make more informed and timely decisions, and quickly complete processing, which makes for an ideal user experience.

“The Sapiens solution has enabled us to accelerate our growth and better serve our agents and customers to strengthen our leadership position in the pension provider market,” said Izzy Cohen, CEO of Clal Insurance Enterprises Holdings Ltd.

“Sapiens’ system, together with other satellite systems developed by Clalbit, allows us to serve agents, customers and employees in a professional and high quality manner. I have no doubt that that this project has positioned us on the cutting-edge of the pension market in Israel,” added Gil Arazi, CEO of Clalbit Systems Ltd.

“The Israeli market is important for Sapiens and the success of the Clal Insurance implementation give us an even stronger presence and reputation for high quality solutions and services in this region,” said Roni Al-Dor, Sapiens president and CEO. “We will continue to work closely with the Clal team as they grow their business and gain new efficiencies with the Sapiens solution now in production.”

About Clal

Clal Insurance Holdings is one of the leading insurance and pension companies in Israel. The company is rated “A” by Standard & Poor's Maalot and owns insurance agencies, pension funds, provident funds, and credit services companies. As of December 2013 Clal Insurance employs about 4,200 staff and about 2,000 insurance agents.  The company holds a market share of approximately 15% of the long-term savings market in Israel, as defined by the government’s insurance regulator.  The group's pension funds manage assets worth more than $ 41 billion for 500 Thousand members and provident funds of about $ 37 billion (as of end of September 2014).

For more information: https://www.clalbit.co.il/engir/Pages/default.aspx

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Corporate Communications Sapiens International Mobile: +1-201-250-9414 Phone: +972-3-790-2026 Email: Yaffa.cohen-ifrah@sapiens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By: /s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: May 13, 2015